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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 24680

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2006 (MM/DD/YY) AND ENDING December 31, 2006 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Gunn & Company, Inc.

OFFICIAL USE ONLY

FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

711 Navarro, Suite 406
(No. and Street)

San Antonio (City) TX (State) 78205 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Robert G. Gunn, III (210)222-2711
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Haass, Lindow & Campsey, P.C.
(Name – *if individual, state last, first, middle name*)

9901 I.H. 10 West, Suite 730 (Address) San Antonio (City) TX (State) 78230 (Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 21 2007
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

OATH OR AFFIRMATION

I, Robert G. Gunn, III, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Gunn & Company, Incorporated, as of December 31, 2006, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:



COURTNEY JOHNSON-DeLEON
Notary Public, State of Texas
My Commission Expires June 2, 2007

Signature

President

Title

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- X (o) Independent Auditors' Report on internal control structure required by Sec. Rule 17a-

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

GUNN & COMPANY INCORPORATED

FINANCIAL STATEMENTS AND SUPPLEMENTARY INFORMATION

INDEPENDENT AUDITORS' REPORT ON INTERNAL CONTROL STRUCTURE REQUIRED BY SEC RULE 17a-5

YEAR ENDED DECEMBER 31, 2006

HAASS, LINDOW & CAMPSEY

A PROFESSIONAL CORPORATION
CERTIFIED PUBLIC ACCOUNTANTS



HAASS, LINDOW & CAMPSEY

A PROFESSIONAL CORPORATION
CERTIFIED PUBLIC ACCOUNTANTS

Independent Auditors' Report

To the Board of Directors
Gunn & Company Incorporated
San Antonio, Texas

We have audited the accompanying statement of financial condition of Gunn & Company Incorporated as of December 31, 2006, and the related statements of income, stockholder's equity, cash flows and changes in liabilities subordinated to claims of general creditors for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with U.S. generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Gunn & Company Incorporated as of December 31, 2006, and the results of its operations and its cash flows for the year then ended, in conformity with U.S. generally accepted accounting principles.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplementary information contained on pages 9 through 12 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 of the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Haass, Lindow & Campsey

A Professional Corporation

January 8, 2007

Lawrence Haass, CPA • Bruce L. Lindow, CPA • Arthur Campsey, Jr., CPA
THE COLONNADE, SUITE 730, 9901 I.H. 10W., SAN ANTONIO, TEXAS 78230 (210) 697-0660 FAX: (210) 697-9177
www.hlcpa.com

LIABILITIES AND STOCKHOLDERS EQUITY

	A.I. liabilities	Non A.I. liabilities	Total
Liabilities:			
Accounts payable	$ 11,000	$ -	$ 11,000
Total current liabilities	$ 11,000	$ -	11,000
Stockholder's equity:			
Common stock			1,000
Paid-in capital			5,000
Retained earnings			4,483
Total stockholder's equity			10,483
Total liabilities and stockholder's equity			$ 21,483

See accompanying notes and independent auditors' report

GUNN & COMPANY INCORPORATED

STATEMENT OF INCOME

Year Ended December 31, 2006

Revenue:		
Commissions:		
Commissions on transactions in listed equity securities executed on an exchange	$	166,659
All other securities commissions		1,483
Total securities commissions		168,142
Revenue from sale of investment company shares		4,367
Other revenue		9,961
Total revenue		182,470
Expenses:		
Commissions paid to other broker-dealers		6,494
Other expenses		176,931
Total expenses		183,425
Net loss before income tax benefit		(955)
Income tax benefit		-
Net loss	$	(955)

See accompanying notes and independent auditors' report

GUNN & COMPANY INCORPORATED

STATEMENT OF STOCKHOLDER'S EQUITY

Year Ended December 31, 2006

	Capital stock	Paid-in capital	Retained earnings	Total
Balances-January 1, 2006	$ 1,000	$ 5,000	$ 8,713	$ 14,713
Dividends paid	-	-	(3,275)	(3,275)
Net loss for the year ended December 31, 2006	-	-	(955)	(955)
Balances-December 31, 2006	$ 1,000	$ 5,000	$ 4,483	$ 10,483

See accompanying notes and independent auditors' report

GUNN & COMPANY INCORPORATED

STATEMENT OF CASH FLOWS

Year Ended December 31, 2006

Cash flows from operating activities:		
Net loss	$	(955)
Increase in accounts receivable		(10,746)
Decrease in income tax receivable		1,300
Decrease in prepaid insurance		6
Decrease in accounts payable		(800)
Net cash provided by operating activities		(11,195)
Cash flow from investing activities:		
Increase in restricted cash		(9)
Net decrease in cash		(11,204)
Cash and cash equivalents-January 1, 2006		11,691
Cash and cash equivalents-December 31, 2006	$	487
Schedule of supplemental cash flow information:		
Cash paid during the year for:		
Interest	$	-
Income taxes	$	-
Schedule of noncash investing and financing activities:		
Transfer of NASD warrants to parent at cost	$	3,275
Dividend paid - transfer of warrants		(3,275)
	$	-

See accompanying notes and independent auditors' report

GUNN & COMPANY INCORPORATED

STATEMENT OF CHANGES IN LIABILITIES SUBORDINATED

TO CLAIMS OF GENERAL CREDITORS

Year Ended December 31, 2006

Balance-January 1, 2006	$ -
Balance-December 31, 2006	$ -

See accompanying notes and independent auditors' report

1 SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The Company is primarily in the investment banking and securities trading business.

Cash equivalents - Cash equivalents consist primarily of treasury bills and notes, certificates of deposit, repurchase agreements and commercial paper with original maturities of 90 days or less. Certificates of Deposit and other securities with original maturities over 90 days are classified as short-term investments. Cash equivalents and short-term investments are stated at cost, which approximates market value.

Estimates - The Company uses estimates and assumptions in preparing financial statements in accordance with U.S. generally accepted accounting principles. Those estimates and assumptions affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities, and the reported revenue and expenses. Actual results could vary from the estimates that were used.

Advertising – Advertising costs, which are principally included in other expenses, are expensed as incurred. Advertising expense was $0 for the year ended December 31, 2006.

2 RELATED PARTY TRANSACTIONS

The parent company of Gunn & Company Incorporated is a subsidiary of another corporation to which administrative expenses are paid. Administrative expenses of $169,800 were paid to the "grandparent" corporation during 2006. Also, $11,000 was owed to the corporation related to the administrative expenses at December 31, 2006.

3 NET CAPITAL REQUIREMENT

The Company is required to comply with a Securities and Exchange Commission regulation which provides that the Company maintain a ratio of aggregate indebtedness to net capital, as defined, not exceeding 15 to 1. At December 31, 2006, the Company's net capital of $10,270 exceeded required net capital of $5,000 by $5,270 and its capital ratio was in compliance.

4 RESTRICTED CASH

Gunn and Company Incorporated is required to maintain a minimum cash balance of $10,000 with Southwest Securities, Inc. for the processing of specified security transactions.

5 INCOME TAXES

The company incurred a loss of $955 for 2006. The Company files a consolidated tax return and there is no tax expected to be paid for 2006. Due to previous net operating losses of the consolidated group, it is uncertain if there will be any income tax benefit related to the current year loss, and none has been recorded.

SUPPLEMENTARY INFORMATION

GUNN & COMPANY INCORPORATED

COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1

December 31, 2006

Total ownership equity from the Statement of Financial Condition	$ 10,483
Deductions and/or charges:	
Total non-allowable assets from Statement of Financial Condition	213
Net capital	$ 10,270

COMPUTATION OF BASIC NET CAPITAL REQUIREMENT

Minimum net capital required (6 2/3% of A.I. Liabilities)	$ 733
Minimum dollar net capital requirement of reporting broker or dealer	$ 5,000
Net capital requirement	$ 5,000
Excess net capital	$ 5,270
Excess net capital at 1000%	$ 9,170

COMPUTATION OF AGGREGATE INDEBTEDNESS

Total A. I. Liabilities from Statement of Financial Condition	$ 11,000
Total aggregate indebtedness	$ 11,000
Percentage of aggregate indebtedness to net capital	107 %

OTHER RATIOS

Percentage of debt to debt – equity: total computed in accordance with Rule 15c3-1(d)	$ -

GUNN & COMPANY INCORPORATED

COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS

FOR BROKER-DEALER UNDER RULE 15c3-3

December 31, 2006

EXEMPTIVE PROVISIONS

If an exemption from Rule 15c3-3 is claimed, identify below the section upon which such exemption is based:

(K)(2)(ii) - All customer transactions cleared through another broker-dealer on a fully disclosed basis.

Name of Clearing Firm: Southwest Securities, Inc.
Clearing Firm SEC Number: 8-45123
Product Code: A11

GUNN & COMPANY INCORPORATED

INFORMATION RELATING TO THE POSSESSION OR CONTROL

REQUIREMENTS UNDER RULE 15c3-3

December 31, 2006

Not applicable.

GUNN & COMPANY INCORPORATED

RECONCILIATION PURSUANT TO RULE 17a-5(d)(4)

December 31, 2006

No material differences exist between the auditors' computation of net capital and the broker-dealer's corresponding computation of net capital included in the unaudited FOCUS Part II filing.

Independent Auditors' Report on Internal Control

Structure Required by SEC Rule 17a-5

To the Board of Directors
Gunn & Company Incorporated
San Antonio, Texas

In planning and performing our audit of the financial statements of Gunn & Company Incorporated for the year ended December 31, 2006, we considered its internal control structure, including procedures for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control structure.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission, we have made a study of the practices and procedures (including tests of compliance with such practices and procedures) followed by Gunn & Company Incorporated that we considered relevant to the objectives stated in Rule 17a-5(g), [1] in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and the reserve required by Rule 15c-3(e); [2] in making the quarterly securities examinations, counts, verifications and comparisons, and the recordation of differences required by Rule 17a-13; [3] in complying with the requirements for prompt payment for securities under section 8 of Regulation T of the Board of Governors of the Federal Reserve System; and [4] in obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by Rule 15c3-3.

The management of the Company is responsible for establishing and maintaining an internal control structure and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control structure policies and procedures and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the Commission's above-mentioned objectives. Two of the objectives of an internal control structure and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in accordance with U.S. generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control structure or the practices and procedures referred to above, errors or irregularities may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of the internal control structure would not necessarily disclose all matters in the internal control structure that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control structure elements does not reduce to a relatively low level the risk that errors or irregularities in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the internal control structure, including procedures for safeguarding securities that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2006 to meet the Commission's objectives.

This report is intended solely for the use of management, the Securities and Exchange Commission and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 and should not be used for any other purpose.

Hoon, Lidow & Company

A Professional Corporation

January 8, 2007

END